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SEC FILE NUMBER
8- 68081

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CIRRUS RESEARCH, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

303 SOUTH BROADWAY, SUITE 212

(No. and Street)

TARRYTOWN, NY 10591

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SATYA PRADHUMAN (914) 289-1411

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAINES AND FISCHER LLP

(Name – *if individual, state last, first, middle name*)

555 FIFTH AVENUE - SUITE 901 NEW YORK, NY 10017

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM 6/20/18

OATH OR AFFIRMATION

I, SATYA PRADHUMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CIRRUS RESEARCH, LLC, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THIRZA T. MORAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MO6213717
Qualified in New York County
My Commission Expires November 16, 2021

Signature

CEO, PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CIRRUS RESEARCH, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

CIRRUS RESEARCH, LLC

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Cirrus Research, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cirrus Research, LLC (the "Company"), as of December 31, 2017, and the related statements of operations, changes in member's equity, and cash flows, and for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, collectively referred to as the financial statements. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule of Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of management of the Company. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

Raines & Fischer LLP

New York, New York
February 28, 2018

CIRRUS RESEARCH, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Current assets:	
Cash	$ 165,177
Accounts receivable	22,686
Prepaid expenses	9,264
Total current assets	197,127
Property and equipment	486,300
Less: accumulated depreciation	(123,577)
	362,723
Security deposits	19,689
Total assets	$ 579,539

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 38,374
Total current liabilities	38,374
Members' equity	541,165
Total liabilities and members' equity	$ 579,539

See accompanying notes to financial statements.

CIRRUS RESEARCH, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2017

Income:	
Research services	$ 1,340,335
Portfolio services	141,300
	1,481,635
Expenses:	
Payroll and related expenses	456,636
Guaranteed payments	491,946
Data services	92,051
Travel, meals and entertainment	58,704
Telephone and communications	27,936
Professional fees	31,768
Consulting fees	19,799
Simple IRA	13,597
Computer expense	35,077
Office expense	5,027
Insurance	47,519
Dues and fees	28,295
Rent	78,082
Depreciation	35,752
Advertising	5,000
Other	2,865
	1,430,054
Net income	$ 51,581

See accompanying notes to financial statements.

CIRRUS RESEARCH, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2017

Balance, January 1, 2017	$ 489,584
Net income	51,581
Balance, December 31, 2017	$ 541,165

See accompanying notes to financial statements.

CIRRUS RESEARCH, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities:	
Net income	$ 51,581
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	35,752
Increase in accounts receivable	(8,198)
Increase in prepaid expenses	(5,540)
Increase in accrued expenses	(26,455)
Total adjustments	(4,441)
Net cash provided by operating activities	47,140
Cash Flows from investing activities:	
Purchase of fixed assets	(149,881)
Net cash used in investing activities	(149,881)
Net increase in cash and cash equivalents	(102,741)
Cash and cash equivalents, beginning	267,918
Cash and cash equivalents, ending	$ 165,177
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Income taxes paid during year	$ --
Interest paid during year	$ --

See accompanying notes to financial statements.

CIRRUS RESEARCH, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017

1. Statement of Significant Accounting Policies:

Organization:

Cirrus Research, LLC (The Company), a New York limited liability company, is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company performs research services to various investment companies.

Basis of Accounting:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition:

The Company records its advisory fees as they are earned based on the services provided or consummation of the related transaction.

Concentration of Risk:

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Cash and Cash Equivalents:

Cash equivalents are limited to short term, highly liquid investments that are both readily convertible to known amounts of cash and of an original maturity of three months or less.

Use of Estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Property and Equipment:

Property and equipment are stated at cost, less accumulated depreciation. Repairs and maintenance charges, which do not increase the useful lives of assets, are charged to expense as incurred. Depreciation expense for the year ended December 31, 2017 was $35,752.

1. Statement of Significant Accounting Policies (continued):

Income Taxes:

The Company has elected to be treated as a Limited Liability Company under the provisions of the Internal Revenue Code and New York State tax regulations. No provision for federal and state income taxes is made in these financial statements as these taxes are the responsibility of the members under this form of organization.

Subsequent events:

Management has evaluated subsequent events through February 28, 2018, the date the financial statements were available to be issued.

2. Net Capital Requirements:

Cirrus Research, LLC is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, Cirrus Research, LLC had net capital of $126,803 after adjustments for non-allowable assets, which was $121,803 in excess of its required net capital. Cirrus Research, LLC's net capital ratio was .3026 to 1.

3. Commitments and Contingencies:

Office lease:

The company entered into a lease agreement with Am Trust Realty Corp. for the rental of property located at 303 South Broadway, Suite 212, Tarrytown, NY 10591 which expires on December 31, 2018.

Future minimum lease payments for the lease term are:

Year Ended December 31,	
2018	$ 82,242

SUPPLEMENTARY INFORMATION

CIRRUS RESEARCH, LLC

COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1

DECEMBER 31, 2017

Computation of net capital	
Member's equity	$ 541,165
Less:	
Non-allowable assets:	
Accounts receivable	22,686
Prepaid expenses	9,264
Property and equipment	362,723
Security deposits	19,689
	414,362
Net capital	$ 126,803
Computation of basic net capital requirement	
Minimum net capital requirements - the greater of $5,000 or 6-2/3% of aggregate indebtedness	$ 5,000
Excess net capital	$ 121,803
Computation of aggregate indebtedness	
Total A.I. liabilities	$ 38,374
Percentage of aggregate indebtedness to net capital	30.26%

Statement Pursuant to Paragraph (d)(4) of Rule 17-a-5
There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA FOCUS Report as of December 31, 2017

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Cirrus Research, LLC:

We have reviewed management's statements, included in the accompanying Cirrus Research, LLC Assertions Report, in which (1) Cirrus Research, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cirrus Research, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(i)) (the "exemption provisions") and (2) Cirrus Research, LLC stated that Cirrus Research, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Management of Cirrus Research, LLC is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cirrus Research, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raines & Fischer LLP

New York, New York
February 28, 2018

CIRRUS RESEARCH, LLC

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION

ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

SIPC Net Operating Revenues per General Assessment Reconciliation Form SIPC-7	$1,481,635
General Assessments at .0015	$ 2,222
Payment Remitted with Forms SIPC-6	978
Amount due With Form SIPC-7	$ 1,244

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members Cirrus of Cirrus Research, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Cirrus Research, LLC (the "Company") and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Cirrus Research, LLC for the year ended December 31, 2017, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries listed in the disbursement journals, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raines & Fischer LLP

New York, New York
February 28, 2018